UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SkyPeople Fruit Juice, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

16F, China Development Bank Tower
Address of Principal Executive Office (Street and Number)

No. 2, Gaoxin 1st Road, Xi’an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal Lee	011-86-29	8837-7161
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SkyPeople Fruit Juice, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 5/15/2017	By:	/s/ Hongke Xue
Hongke Xue
	Title:	Chief Executive Officer

 Anticipated Changes

We anticipate that we will report the following significant change in the results of operations from the same period of the last fiscal year:

Income (Loss) from Operations. Net loss for the first quarter of 2017 was $2.65 million as compared to a loss of $1.07 million in the same period of last year, an increase of $1.58 million (or 148.57%). The increase in net loss was primarily due to an increase in operating expenses in the first quarter of 2017, which is partially offset by an increase in gross profit in the first quarter of 2017.

Operating Expenses. Operating expenses increased for the three months ended March 31, 2017 to $3,050,208, representing 104% of revenue, from $1,541,084, representing 29% of revenue in the same period of 2016. This increase was primarily due to an increase in general and administrative expenses, which was partially offset by a decrease in selling expenses. General and administrative expenses increased to $2,855,329 for the three months ended March 31, 2017, an increase of $2,175,385 as compared to the same period of 2016, which was mainly due to an increase in amortization costs of intangible assets in the first quarter of 2017 as compared to the same period of last year. The Company started the amortization of land lease rights in Hedetang Foods Industry (Yidu) Co., Shaanxi Guoweimei Kiwi Deep Processing Company and Trading Market Mei County beginning in the fourth quarter of 2016.

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